UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: July 25, 2017

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Noah Holdings Rated Investment Grade By S&P

SHANGHAI, July 24, 2017 —Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, announced today that the Company received an investment grade long-term issuer credit rating from S&P Global Ratings (“S&P”) with stable outlook, which reflects S&P’s belief that Noah will be able to maintain its market position, prudent risk management practices, and limited financial liabilities in the next 12-24 months. Upon receipt of this rating, Noah has become the first Chinese wealth management company to be rated investment grade by S&P.

“The investment grade rating received by Noah is evidence of our commitment to financial stability and risk management prudence at a time when the Company is growing rapidly. S&P’s review further validated our pledge to only distribute and manage products with no guaranteed returns or undue leverage, which differentiates Noah from many of its peers, and we also believe this effort supports the long-term development of the broader wealth management and asset management industries in China,” said Kenny Lam, Group President of Noah. “We see this as an excellent step forward for Noah.”

To read the full press release from Standard & Poor’s please visit:

http://now.eloqua.com/es.asp?s=302554905&e=379238&elq=16f91ebf1ae8419f9a08c6e2e0a61b79

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first quarter of 2017, Noah distributed RMB32.7 billion (US$4.8 billion) of wealth management products. Through our subsidiary, Gopher Asset Management, we had assets under management of RMB129.6 billion (US$18.8 billion) as of March 31, 2017.

Our wealth management business primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products. Noah delivers customized financial solutions to clients through a network of 1,251 relationship managers across 199 branches and sub-branches in 74 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong and the United States. The Company’s wealth management business had 148,505 registered clients as of March 31, 2017. Gopher Asset Management is a leading alternative asset manager in China, and manages private equity, real estate, secondary market and other investments denominated in both Renminbi and foreign currencies. We also provide internet financial services through a proprietary internet financial service platform targeting mass affluent individuals in China.

For more information, please visit Noah at ir.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com